Exhibit 99.1

SINGAPORE (July 18, 2024) - Karooooo Limited (“Karooooo”) reported strong results and a positive outlook in the first quarter ended May 31, 2024 (“Q1 2025”). Karooooo owns 100% of Cartrack and 74.8% of Karooooo Logistics1, (collectively, “the group”).

Karooooo’s earnings per share increased by 41% to ZAR7.17 for Q1 2025 (Q1 2024: ZAR5.09), driven by higher subscription revenue and expanded margins. Cartrack achieved record subscription revenue in the period. Further, the negative impact that Carzuka had on earnings has been resolved, with Carzuka now fully integrated to support Cartrack’s operations.

The group’s robust results and investment in growth, enhancements made to our cloud platform and the prospect of improved economic conditions in South Africa, give us confidence that we can continue to extend our long-standing track record of profitable growth at scale and robust cash generation. Our move to a newly built central office in South Africa is also expected to support higher organic growth in this region in the short to medium term. In addition, we expect Southeast Asia to present the most compelling growth opportunity for the group in the medium to long term.

A culture of entrepreneurship, technological innovation and customer-centricity, supported by a prudent capital allocation strategy focused on customer acquisition and expansion, support this positive outlook.

Our proven and scalable business model, compelling market differentiators and sound financial standing give us numerous growth levers. We cultivate strong relationships and meet the distinct needs of diverse clients, helping them digitalize their operations to gain a competitive edge in an ever-evolving and highly competitive business landscape.

Our unified, intuitive and enterprise-grade cloud platform enables continuous improvement in our customers’ operations; increasing revenue and reducing costs, while enhancing industry competitiveness, ESG reporting, and regulatory compliance. By digitalizing key aspects of our customers’ daily operations, and seamlessly integrating different users and processes, we help them ensure effective controls and streamlined workflows. This eliminates inefficiencies and supports strategic decision-making and execution.

We leverage over 170 billion data points each month to transform complex data points into actionable business intelligence. This empowers customers with meaningful insights. Further we provide our customers with practical tools for simplified decision-making that allow immediate tangible business impact.

Karooooo’s leading Operations Cloud drives the digital transformation of over 124,000 commercial clients. We consistently demonstrate high implementation success and maintain a 95% commercial customer retention rate. This is across businesses of various sizes in diverse industries such as logistics, retail, field-service maintenance, tourism, finance, mining, agriculture, and emergency services.

First Quarter 2025 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q1 2024, unless otherwise stated.)

SCALE

●	Cartrack subscribers up 17% to 2,047,442 at May 31, 2024 (Q1 2024: 1,757,452)

●	Net Cartrack subscriber additions up 88% to 75,910 (Q1 2024: 40,375)

[1]	Picup was re-named Karooooo Logistics post the acquisition.

GROWTH

●	Subscription revenue up 15% to ZAR964 million (Q1 2024: ZAR836 million)

●	Subscription revenue up 15% on a constant currency basis (a non-IFRS measure)

First Quarter 2025 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended May 31,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %
Subscription revenue	959,603	834,232	15%	-	-	-	4,165	2,165	92%	963,768	836,397	15%
Other revenue[2]	19,372	19,197	1%	-	-	-	-	-	-	19,372	19,197	1%
Vehicle sales[3]	2,099	-	100%	-	81,563	(100)%	-	-	-	2,099	81,563	(97)%
Delivery service	-	-		-	-	-	96,586	59,630	62%	96,586	59,630	62%
Revenue	981,074	853,429	15%	-	81,563	(100)%	100,751	61,795	63%	1,081,825	996,787	9%
Cost of Sales	(268,060)	(252,965)	6%	-	(74,445)	(100)%	(66,356)	(42,838)	55%	(334,416)	(370,248)	(10)%
Gross Profit	713,014	600,464	19%	-	7,118	(100)%	34,395	18,957	81%	747,409	626,539	19%
Gross Profit Margin	73%	70%		-	9%		34%	31%		69%	63%
Operating Profit/(loss)	287,187	231,901	24%	-	(12,056)	(100)%	12,560	4,529	177%	299,747	224,374	34%
Operating Profit Margin	29%	27%		-	(15)%		12%	7%		28%	23%
Adjusted EBITDA (a non-IFRS measure)	453,333	392,090	16%	-	(10,958)	(100)%	13,404	4,992	169%	466,737	386,124	21%
Adjusted EBITDA Margin (a non-IFRS measure)	46%	46%		-	(13)%		13%	8%		43%	39%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named Karooooo Logistics. Refer to “Events in the First Quarter of 2025” below for futher commentary on the change in ownership to 74.8%.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to large enterprise customers opting for a non-bundled contracts. Cartrack remains focused on bundled sales.

3.	Effective from Q1 2025, Carzuka has been fully integrated to support Cartrack operations, with the final on-hand vehicles sold off in this quarter.

Total Subscription Revenue

Karooooo grew subscription revenue by 15% to ZAR964 million in Q1 2025.

Cartrack grew revenue by 15% to ZAR981 million (Q1 2024: ZAR853 million) and subscription revenue by 15% to a record ZAR960 million in Q1 2025 (Q1 2024: ZAR834 million). Subscription revenue equated to 98% of total revenue. Cartrack achieved strong customer acquisition in the quarter, building on its solid track record of growing at scale.

Karooooo Logistics grew revenue by 63% to ZAR101 million (Q1 2024: ZAR62 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) for our large enterprise customers wishing to scale and digitalise their e-commerce operations without investing unnecessarily in additional assets by connecting them into an elastic fleet of third party delivery drivers.

Operating Expenses

	Three Months Ended May 31,
Figures in Rand Thousands	2024	2023	Y-o-Y %
Karooooo’s Operating Expenses	449,344	404,493	11%
- Cartrack	427,509	370,879	15%
- Carzuka	-	19,174	-
- Karooooo Logistics	21,835	14,440	51%

Karooooo’s operating expenses increased 11% to ZAR449 million (Q1 2024: ZAR404 million).

Of the total, ZAR428 million, was attributable to Cartrack (Q1 2024: ZAR371 million). This comprised investment in territorial expansion and growth. We continued to invest prudently in scaling Karooooo Logistics, equating to ZAR22 million (Q1 2024: ZAR14 million) of total operating expenses.

Cartrack’s sales and marketing operating expenses increased 21% to ZAR140 million (Q1 2024: ZAR115 million). This strategic investment in customer acquisition positions us well for continued growth.

Cartrack’s general and administration operating expenses increased 14% to ZAR202 million (Q1 2024: ZAR178 million). This planned increase reflects management’s commitment to building strong infrastructure that supports growth, while demonstrating our ability to contain costs.

Cartrack’s R&D operating expenses increased 20% to ZAR55 million (Q1 2024: ZAR46 million). We remain focused on driving substantial benefit from our R&D capital allocation.

Cartrack prudently provided for expected credit losses of ZAR30 million (Q1 2024: ZAR31 million).

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals, and reflects our investment in growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 15% (Q1 2024: 14%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue remained at 21% (Q1 2024: 21%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained at 6% (Q1 2024: 6%)

Operating Profit and Earnings Per Share

Karooooo’s operating profit grew by 34% to ZAR300 million (Q1 2024: ZAR224 million) and earnings per share by 41% to ZAR7.17 (Q1 2024: ZAR5.09).

Cartrack delivered record operating profit of ZAR287 million, up 24% (Q1 2024: ZAR232 million). The gross profit margin expanded to 73% (Q1 2024: 70%) and the operating profit margin expanded to 29% (Q1 2024: 27%).

Karooooo Logistics delivered an operating profit of ZAR13 million (Q1 2024: ZAR5 million) as it continues to scale.

Adjusted EBITDA

Karooooo’s Adjusted EBITDA (a non-IFRS measure) grew by 21% to ZAR467 million (Q1 2024: ZAR386 million).

Cartrack’s Adjusted EBITDA grew by 16% to ZAR453 million (Q1 2024: ZAR392 million).

Karooooo Logistics’ Adjusted EBITDA grew by 169% to ZAR13 million (Q1 2024: ZAR5 million).

Outlook

We believe Karooooo is strongly positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand from customers needing to be competitive and digitalise their operations.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. We expect our continuous investment in our AI products, platform and customer experience to generate robust results in the future.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Our mission is to be a leading Operations Cloud service provider.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, the guidance below relates primarily to Cartrack.

Our guidance for FY 2025 remains unchanged:

●	Cartrack’s number of subscribers expected to be between 2,200,000 and 2,400,000

●	Cartrack’s subscription revenue expected to be between ZAR3,900 million and ZAR4,150 million

●	Cartrack’s operating profit margin expected to be between 27% and 31%

●	Karooooo’s Earnings Per Share expected to be between ZAR27.50 and ZAR31.00

Balance Sheet, Liquidity and Cash Flow

Our strategic approach to capital allocation supports Karooooo’s strong growth at scale, profitability and high cash-generation. Given our balanced capital structure and healthy operating profit margins, we have ample runway to accelerate our customer acquisition strategy while remaining profitable.

At May 31, 2024, Karooooo’s property, plant and equipment had increased by ZAR94 million to ZAR2,127 million (February 29, 2024: ZAR2,033 million). This was primarily due to an increase of ZAR48 million in in-vehicle capitalized telematic devices, an increase of ZAR5 million in telematic devices available for future sales and an investment of ZAR37 million in building the South African central office. Karooooo’s property, plant and equipment of uninstalled telematic devices for future sales was ZAR351 million (February 29, 2024: ZAR346 million).

In line with business growth and currency fluctuations, trade and other payables increased to ZAR466 million (February 29, 2024: ZAR446 million). Trade and other receivables and prepayments decreased to ZAR596 million (February 29, 2024: ZAR985 million). At February 29, 2024, fixed deposits placed with banks amounting to ZAR486 million, which matured in June and July 2024, were included in other receivables.

Debtor’s collection days remain within our historical norms at 30 days (February 29, 2024: 29 days).

In line with the group’s cash management policy, overseen by our capital allocation committee, Karooooo’s excess cash reserves are held in US Dollars.

Cash and Cash Equivalents

After allocating ZAR37 million to the new South African central office, Karooooo reported a net cash and cash equivalents balance of ZAR950 million at May 31, 2024 (February 29, 2024: ZAR436 million). At February 29, 2024, the net cash and cash equivalents balance would have been ZAR922 million if all the bank fixed deposits had matured prior to May 31, 2024.

At May 31, 2024, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR275 million with Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

As at February 29, 2024, there were bank fixed deposits of USD25.2 million maturing more than 3 months after year end that were included in “Trade and other receivables and prepayments” on the balance sheet.

The same bank fixed deposits maturing less than 3 months are now presented as “Cash and cash equivalents” in the May 31, 2024 balance sheet. Hence, the group generated Free Cash Flow (a non-IFRS measure) of ZAR569 million for the quarter ended May 31, 2024.

Excluding the effect of the bank fixed deposits of USD25.2 million, Free Cash Flow (a non-IFRS measure) was ZAR83 million for this quarter (Q1 2024: ZAR158 million).

The Free Cash Flow (a non-IFRS measure) generated is in keeping with our planned capital allocation for future growth.

	As of May 31, 2024	As of February 29, 2024	As of May 31, 2023
	(Rand Thousands)
Trade and Other Receivables and prepayments (Current)	595,847	985,398	442,696
Effect of Fixed Deposits of expiration above 3 months		(485,681)
		499,717

	As of May 31, 2024	As of February 29, 2024	As of May 31, 2023
	(Rand Thousands)
Net cash and cash equivalents	949,558	436,165	1,137,444
Effect of Fixed Deposits of expiration above 3 months		485,681
		921,846

	Three Months Ended May 31,
	2024	2023
	(Rand Thousands)
Free Cash Flow (a non-IFRS measures)	568,962	157,732
Effect of Fixed Deposits of expiration above 3 months	(485,681)	-
Adjusted Free Cash Flow (a non-IFRS measures)	83,281	157,732

Share Capital and Reserves

At the Annual General Meeting (AGM) held on July 12, 2023, 97.35% of Karooooo’s shareholders passed a resolution authorizing the repurchase of up to 10% of the company’s shares. The board of directors (Board) is duly authorized to implement this share buyback program in accordance with the requirements outlined in the resolution.

Purchases of ordinary shares by the company may be made by way of market purchases on the Nasdaq and/or the JSE.  At our next AGM, we expect to seek approval for the renewal of our share repurchase program on the same terms.

Karooooo repurchased 57,806 shares of its common stock in February 2024 and May 2024, at an average purchase price of USD24.84 per share. We subsequently cancelled 51,106 shares on May 25, 2024. The remaining 6,700 shares were cancelled on June 18, 2024.

At May 31, 2024, Karooooo had 30,900,000 ordinary shares in issue, with 30,893,300 shares outstanding, and paid-up share capital of USD504,520,625 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion other reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR12 million of other capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of other capital reserve relates to the repurchase and cancellation of Karooooo Logistics’s ordinary shares.

Geographical Overview for Cartrack

South Africa

Cartrack’s number of subscribers in this region increased 16% to 1,549,951 at May 31, 2024 (May 31, 2023: 1,339,905), with subscription revenue growth of 15% and ARR growth of 17%.

We believe that the economic environment is improving in this region. Further, we are confident that our move to our newly built central offices in September 2024 will support strong organic growth in the region as it will allow us to grow our headcount.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

Cartrack’s number of subscribers in this region increased 23% to 238,174 at May 31, 2024 (May 31, 2023: 193,557). This translates to 19% growth in subscription revenue (21% on a constant currency basis, a non-IFRS measure).

As the second largest contributor to group revenue, Southeast Asia continues to present the most compelling growth opportunity for the group in the medium to long term.

The group’s office in the United States yields key insights that contribute to Cartrack’s competitiveness.

Europe

Cartrack’s number of subscribers in this region increased 17% to 173,588 at May 31, 2024 (May 31, 2023: 148,927). This translates to 19% growth in subscription revenue (15% on a constant currency basis, a non-IFRS measure).

Karooooo is building a leading mobility and connected-vehicle platform to give our customers easier access to valuable insights. Demonstrating Karooooo’s standing as a platform of choice, leading OEMs have partnered with us to give their customers access to our platform, seamlessly integrating their connected vehicle data. We are poised to leverage our extensive offerings to further develop the connected-vehicle ecosystem, and expect these partnerships to contribute to our results in the medium term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region as customers seek to be compliant with new legislation.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region increased 14% to 85,729 at May 31, 2024 (May 31, 2023: 75,063).

This region remains a positive cash generator and is strategic to Karooooo’s South African operations.

Events in the First Quarter of 2025

In April 2024, the Board approved a resolution for Karooooo Logistics (Pty) Ltd to repurchase its ordinary shares at a purchase price of ZAR15.2 million in accordance with the Companies Act of South Africa and to cancel the repurchased shares. As a result, the group’s effective shareholding in Karooooo Logistics (Pty) Ltd is now 74.8%.

Events after the First Quarter of 2025

In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No.444 Proprietary Limited (the owner of the regional South Africa head office under construction) at the South Africa Prime Interest Rate less 1.5%. The loan will mature on 21 December 2025 and these funds were used to settle an inter company loan from Cartrack Pty Ltd.

Dividend Policy

The Board recognizes the importance of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Dividend Declaration

Considering the consistent strong earnings, healthy balance sheet and free cash flow of the Company and in accordance with the dividend policy set out above, an interim dividend of USD1.08 per ordinary share, pertaining to the first quarter of Karooooo’s 2025 financial year, will be paid on Aug 12, 2024, to JSE shareholders on record as at the close of business on Thursday, August 8, 2024 and on Aug 14, 2024 to Nasdaq shareholders on record as at the close of business on August 8, 2024. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD. The details with respect to the dividends declared for holders of our ordinary shares are as follows:

	NASDAQ	JSE
Declaration date	Thursday, July 18, 2024	Friday, July 19, 2024
Finalization announcement, date of currency conversion and confirmation of record date	Monday, July 29, 2024	Monday, July 29, 2024
Last date to trade cum dividend	Tuesday, August 6, 2024	Monday, August 5, 2024
Shares commence trading Ex-dividend	Thursday, August 8, 2024	Tuesday, August 6, 2024
Record date	Thursday, August 8, 2024	Thursday, August 8, 2024
Dividend payment date	Wednesday, August 14, 2024	Monday, August 12, 2024

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Tuesday, August 6, 2024 and Thursday, August 8, 2024, both dates inclusive, and transfers between the NASDAQ and South African register will not be permitted between Monday, July 29, 2024 and Thursday August 8, 2024, both days inclusive.

A summary of the tax considerations applicable to South African shareholders will be included in the currency conversion and confirmation of record date announcement which is expected to be published on Monday, July 29, 2024.

Corruption, Bribery and Whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Friday, July 19, 2024 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/82089929893

Webinar ID: 820 8992 9893

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo is a provider of a leading operational IoT SaaS cloud that maximizes the value of operations and workflow data by providing insightful real-time data analytics to thousands of enterprise customers by digitally transforming their operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations. Cartrack assists customers to sustainably improve workflows, manage field workers, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

Currently, there are over 2,100,000 connected vehicles and equipment on the Cartrack cloud platform.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended May 31,
	2024	2023
	(Rand Thousands)
Revenue	1,081,825	996,787
Cost of sales	(334,416)	(370,248)
Gross profit	747,409	626,539
Other income	1,682	2,328
Operating expenses	(449,344)	(404,493)
Sales and marketing	(140,248)	(124,705)
General and administration	(221,494)	(198,263)
Research and development	(57,609)	(49,651)
Expected credit losses on financial assets	(29,993)	(31,874)
Operating profit	299,747	224,374
Finance income	11,213	10,878
Finance costs	(5,634)	(2,174)
Profit before taxation	305,326	233,078
Taxation	(80,043)	(71,131)
Profit for the period	225,283	161,947

Profit attributable to:
Owners of the parent	221,584	157,481
Non-controlling interest	3,699	4,466
	225,283	161,947

Earnings per share
Basic and diluted earnings per share (ZAR)	7.17	5.09

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of May 31, 2024	As of February 29, 2024	As of May 31, 2023
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment [4]	2,127,250	2,032,794	1,726,940
Capitalized commission assets	398,017	374,521	308,808
Intangible assets	78,355	83,123	89,218
Goodwill	221,616	227,380	230,215
Loans to related parties	28,200	28,200	25,800
Long-term other receivables and prepayments	17,059	18,831	23,057
Non-current financial asset	-	–	388
Deferred tax assets	89,464	81,903	60,156
Total non-current assets	2,959,961	2,846,752	2,464,582
Current assets
Inventories	4,914	6,582	98,023
Trade and other receivables and prepayments	595,847	985,398	442,696
Income tax receivables	8,668	8,714	10,282
Cash and cash equivalents	996,054	459,527	1,137,444
Total current assets	1,605,483	1,460,221	1,688,445
Total assets	4,565,444	4,306,973	4,153,027
EQUITY AND LIABILITIES
Equity
Share capital	7,131,059	7,142,853	7,142,853
Treasury shares	(3,461)	(23,816)	-
Other capital reserve[1,3]	(3,605,990)	(3,582,568)	(3,582,568)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Foreign currency translation reserve	278,709	330,812	333,321
Retained earnings	2,025,066	1,803,482	1,222,774
Equity attributable to equity holders of parent	3,116,147	2,961,527	2,407,144
Non-controlling interest	39,762	40,935	38,592
Total equity	3,155,909	3,002,462	2,445,736
Liabilities
Non-current liabilities
Term loans	39,809	41,645	46,612
Lease liabilities	124,165	131,285	101,733
Deferred revenue	121,784	121,302	116,009
Deferred tax liabilities	68,551	69,840	51,954
Total non-current liabilities	354,309	364,072	316,308
Current liabilities
Term loans	6,559	6,534	10,258
Trade and other payables	465,729	446,284	922,727
Loans from related parties	668	924	995
Lease liabilities	61,458	63,055	53,097
Deferred revenue	324,555	325,848	279,087
Bank overdraft	46,496	23,362	-
Income tax payables	148,270	73,375	124,060
Provision for warranties	1,491	1,057	759
Total current liabilities	1,055,226	940,439	1,390,983
Total liabilities	1,409,535	1,304,511	1,707,291
Total equity and liabilities	4,565,444	4,306,973	4,153,027

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

3.	Included in other capital reserves are ZAR12 million relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of other capital reserve relates to the repurchase and cancellation of Karooooo Logistics’s ordinary shares.

4.	Included in property, plant and equipment are:

	As of May 31, 2024	As of February 29, 2024	As of May 31, 2023
	(Rand Thousands)
Capitalized telematics devices – Work in progress	141,662	130,511	170,416
Capitalized telematic devices – Uninstalled	209,359	215,539	152,490
Capitalized telematic devices – Installed	1,069,575	1,032,250	926,229
Construction of South African Central Office	304,084	266,870	108,966

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended May 31,
	2024	2023
	(Rand Thousands)
Net cash flows from operating activities	836,233	340,211
Net cash flows utilized by investing activities	(279,359)	(197,314)
Net cash flows utilized by financing activities	(38,098)	(18,329)
Net cash and cash equivalents movements for the period	518,776	124,568
Cash and cash equivalents as at the beginning of the period	436,165	965,750
Translation differences on cash and cash equivalents	(5,383)	47,126
Total cash and cash equivalents at the end of the period	949,558	1,137,444

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2024	2023
	(Rand Thousands)
Net cash generated from operating activities	836,233	340,211
Less: purchase of property, plant and equipment	(267,271)	(182,479)
Free Cash Flow (a non-IFRS measure)	568,962	157,732

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2024	2023
	(Rand Thousands)
Profit for the period	225,283	161,947
Taxation	80,043	71,131
Finance income	(11,213)	(10,878)
Finance costs	5,634	2,174
Depreciation of property, plant and equipment and amortization of intangible assets	166,990	161,750
Adjusted EBITDA (a non-IFRS measure)	466,737	386,124
Profit margin	21%	16%
Adjusted EBITDA margin (a non-IFRS measure)	43%	39%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE

(UNAUDITED)

	Three Months Ended May 31,
	2024	2023
	(Rand Thousands)
Profit attributable to ordinary shareholders	221,584	157,481

Weighted average number of ordinary shares outstanding at period end (000’s) on which the per share figures have been calculated	30,899	30,951

Basic and diluted earnings per share	7.17	5.09

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended May 31, 2024

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended May 31, 2023, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended May 31,
	2024	2023	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	963,768	836,397	15%
Conversion impact of other currencies	764	-	-
Subscription revenue on a constant currency basis	964,532	836,397	15%

TOTAL REVENUE

	Three Months Ended May 31,
	2024	2023	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	1,081,825	996,787	9%
Conversion impact of other currencies	773	-	-
Total revenue on a constant currency basis	1,082,598	996,787	9%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses, if any.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow and Adjusted Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying (i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus (ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.